

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 6, 2009

Thomas J. Heckman
Chief Financial Officer
Digital Ally, Inc.
7311 W. 130th, Suite 170
Overland Park, KS 66213

> **Re: Digital Ally, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-33899**

Dear Mr. Heckman:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director